Dreyfus BASIC Municipal Money Market Fund

SEMIANNUAL REPORT February 29, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC Municipal Money Market Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in the stock market and the higher-yielding segments of the bond market. Even some areas of the taxable money markets were affected when difficult liquidity conditions arose in the inter-bank lending and commercial paper markets.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Colleen Meehan, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus BASIC Municipal Money Market Fund produced an annualized yield of 2.97%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 3.01%.[1]

Tax-exempt money market instruments were primarily influenced by lower short-term interest rates during the reporting period, as the Federal Reserve Board (the "Fed") took aggressive action to forestall a potential recession and promote bond market liquidity in the midst of a credit crisis.

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality, municipal obligations that provide income exempt from federal income tax. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, federally tax-exempt money market instruments. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends, supply-and-demand changes in the short-term municipal marketplace and anticipated liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, in an effort to position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend

to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. We also may decrease the average weighted maturity in a rising interest-rate environment. If we anticipate limited new-issue supply and lower interest rates, we may extend the fund's average maturity to maintain current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations while anticipating liquidity needs.

Sub-Prime Mortgage Woes Dampened Economic Growth

By the start of the reporting period, economic conditions and investor sentiment had deteriorated as a result of turmoil originating in the sub-prime mortgage sector of the U.S. bond market. As investors reassessed their attitudes toward risk, they flocked toward the relative safety of U.S. Treasury securities and money market funds.

At the same time, consumers curtailed their spending, stoking recession concerns. The Fed intervened in September by reducing the federal funds rate for the first time in more than four years. However, news of massive sub-prime related losses by investment and commercial banks led to renewed market turbulence. The Fed responded with several more cuts in the federal funds rate, which stood at 4.25% by year-end. Heightened market volatility persisted through February as additional evidence of economic weakness accumulated, including the first monthly net loss of jobs in more than four years. The Fed took aggressive action in late January, reducing the federal funds rate by another 125 basis points — to 3% — in two moves.

Assets Flowed into Tax-Exempt Money Market Funds

As expected, tax-exempt money market yields declined along with the federal funds rate. In addition, a record level of assets flowed into municipal money market funds from risk-averse investors. For the most part, rising demand was met with ample supply, as investment banks

continued to create a substantial volume of short-term variable-rate demand notes and tender option bonds. Consequently, yields of floating-rate instruments were higher at times than those of longer-dated municipal notes. By the reporting period's end, however, unrelenting investor demand began to overwhelm supply, putting downward pressure on short-term yields.

The fiscal conditions of most municipal issuers remained sound during the reporting period, but some states began to expect renewed budget pressures. In some areas, weak housing markets may reduce future tax revenues at a time when states are struggling with high levels of long-term debt.

Maintaining a Conservative Investment Posture

We generally maintained a cautious investment approach, focusing whenever possible on instruments issued directly by cities, states, school districts and other taxing authorities. We set the fund's weighted average maturity in a range that was longer than industry averages to capture higher yields for as long as we deemed practical. As always, our research staff maintained rigorous credit standards, which, in our judgment, have become even more important in the current credit crunch.

As of the reporting period's end, we expect the Fed to implement further reductions in the federal funds rate. We currently intend to maintain the fund's longer weighted average maturity, which we believe should protect its yield as interest rates decline.

March 17, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation, pursuant to an agreement in effect until such time as shareholders are given at least 90 days' notice. Had these expenses not been absorbed, the fund's annualized yield would have been 2.81% and the fund's annualized effective yield would have been 2.85%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Municipal Money Market Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 2.25
Ending value (after expenses)	$1,014.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.63

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

February 29, 2008 (Unaudited)

Short-Term Investments−100.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−1.8%				
Birmingham Industrial Development Board, Revenue (Diamond Displays, Inc. Project) (LOC; Regions Bank)	3.36	3/7/08	2,255,000 a	2,255,000
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	3.40	3/7/08	2,300,000 a	2,300,000
Haleyville Industrial Development Board, Revenue (Door Components, LLC Project) (LOC; Regions Bank)	3.27	3/7/08	1,800,000 a	1,800,000
California−.8%				
California, RAN	4.00	6/30/08	3,000,000	3,006,135
Colorado−.6%				
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	3.03	3/7/08	2,000,000 a	2,000,000
District of Columbia−5.5%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	3.35	3/7/08	6,535,000 a,b	6,535,000
District of Columbia, CP (National Academy of Science) (Insured; AMBAC and Liquidity Facility; Bank of America)	2.90	3/6/08	4,000,000	4,000,000
District of Columbia, Revenue (Idea Public Charter School) (LOC; Allfirst Bank)	3.21	3/7/08	2,100,000 a	2,100,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	2.65	3/6/08	7,000,000	7,000,000
Florida−10.8%				
Capital Trust Agency, Multifamily Revenue (Liquidity Facility; FHLMC and LOC; FHLMC)	5.36	3/7/08	2,835,000 a,b	2,835,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	2,000,000	2,008,350
Hillsborough County Aviation Authority, Revenue, CP (LOC; Landesbank Baden-Wurttemberg)	2.65	6/12/08	3,000,000	3,000,000
Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank)	3.40	3/7/08	1,450,000 [a]	1,450,000
Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank)	2.80	3/12/08	5,000,000	5,000,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	4.10	3/1/08	13,500,000 [a]	13,500,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.58	6/11/08	5,000,000	5,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/11/08	3,000,000	3,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/12/08	2,500,000	2,500,000
Georgia—4.3%				
Athens-Clarke County Residential Care Facilities for the Elderly Authority, Revenue, Refunding (Wesley Woods of Athens, Inc. Project) (LOC; SunTrust Bank)	3.30	3/7/08	3,000,000 [a]	3,000,000
Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	7.50	3/7/08	3,000,000 [a]	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Bainbridge and Decatur County Development Authority, IDR (Rand Group Limited Project) (LOC; National City Bank)	3.22	3/7/08	9,335,000 [a]	9,335,000
Illinois—5.7%				
Chicago, Collateralized SFMR	3.58	10/7/08	1,000,000	1,000,000
Illinois, GO Notes (Liquidity Facility; Citigroup Global Markets Holdings)	3.19	3/7/08	2,490,000 [a,b]	2,490,000
Illinois Development Finance Authority, IDR (Wisconsin Tool Project) (LOC; Wachovia Bank)	3.45	3/7/08	3,820,000 [a]	3,820,000
Illinois Development Finance Authority, Revenue (Aurora Central Catholic High School) (LOC; Allied Irish Banks)	3.26	3/7/08	1,000,000 [a]	1,000,000
Illinois Development Finance Authority, Revenue (Park Ridge Youth Campus Project) (LOC; ABN-AMRO)	3.10	3/7/08	1,200,000 [a]	1,200,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	3.45	4/8/08	2,000,000	2,000,000
Illinois Finance Authority, Revenue (Elgin Academy Project) (LOC; Charter One Bank, N.A.)	3.05	3/7/08	2,185,000 [a]	2,185,000
Northbrook Park District, Limited Tax Park GO Notes	3.50	12/1/08	1,675,000	1,681,124
University of Illinois of Trustees, Auxiliary Facilities System Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Capital Corp.)	3.41	3/7/08	5,215,000 [a,b]	5,215,000
Indiana—2.7%				
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	3,000,000	3,000,018

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Indiana (continued)				
Fort Wayne, EDR (Park Center Project) (LOC; National City Bank)	3.17	3/7/08	2,590,000 a	2,590,000
Indiana Bond Bank, State Revolving Fund Program Revenue	5.00	2/1/09	1,145,000	1,176,068
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	3,000,000	3,000,000
Iowa−.3%				
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program−Loras College) (LOC; ABN-AMRO)	4.50	5/20/08	1,000,000	1,001,578
Kansas−.6%				
Shawnee, IDR (Thrall Enterprises Inc. Project) (LOC; ABN-AMRO)	3.00	3/7/08	2,100,000 a	2,100,000
Kentucky−1.4%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.15	3/7/08	5,000,000 a	5,000,000
Louisiana−1.1%				
Lehman Municipal Trust Receipts (Jefferson Parish Home Mortgage Authority) (Liquidity Facility; Lehman Liquidity Corporation and LOC: FNMA and GNMA)	3.52	3/7/08	4,000,000 a,b	4,000,000
Maryland−.5%				
Maryland Economic Development Corporation, Revenue (Chesapeake Advertising Facility) (LOC; M&T Bank)	3.41	3/7/08	1,740,000 a	1,740,000
Massachusetts−.8%				
Haverhill, GO Notes, BAN	4.00	9/26/08	3,000,000	3,008,268

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan—6.6%				
ABN AMRO Munitops Certificate Trust (Michigan Housing Development Authority) (Liquidity Facility; Bank of America and LOC; GNMA)	3.22	3/7/08	9,380,000 a,b	9,380,000
Michigan Housing Development Authority, SFMR	3.05	9/3/08	2,400,000	2,400,000
Michigan Public Educational Facilities Authority, Revenue (LOC; Charter One Bank)	5.00	6/24/08	2,400,000	2,408,493
Michigan Strategic Fund, LOR (Merchants LLC Project) (LOC; National City Bank)	3.27	3/7/08	1,945,000 a	1,945,000
Michigan Strategic Fund, LOR (NSS Technologies Project) (LOC; Wachovia Bank)	3.50	3/7/08	4,000,000 a	4,000,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	3.31	3/7/08	3,490,000 a	3,490,000
Minnesota—1.6%				
Metropolitan Council, GO Notes	4.00	3/1/09	2,440,000 c	2,484,237
Minneapolis-Saint Paul Metropolitan Airports Commission, Senior Airport Revenue, Refunding	5.00	1/1/09	1,500,000	1,521,389
Waite Park, IDR (McDowall Company Project) (LOC; U.S. Bank NA)	2.55	3/7/08	1,690,000 a	1,690,000
New York—2.4%				
Long Island Power Authority, Electric System Revenue (LOC; State Street Bank and Trust Co.)	3.42	3/1/08	1,900,000 a	1,900,000
New York City Municipal Water Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	.70	3/6/08	5,000,000	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Citigroup Global Market Holdings)	3.91	3/1/08	1,880,000 [a]	1,880,000
North Carolina−6.8%				
Iredell County Industrial Facilities and Pollution Control Financing Authority, Revenue (Onsrud Inc. Project) (LOC; Wachovia Bank)	3.45	3/7/08	3,135,000 [a]	3,135,000
North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	7.50	3/7/08	15,000,000 [a]	15,000,000
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	3.35	3/7/08	6,425,000 [a,b]	6,425,000
North Dakota−.8%				
North Dakota Rural Water Finance Corporation, Public Projects Construction Notes	3.80	4/1/08	3,000,000	3,000,000
Ohio−3.5%				
Clark County, Solid Waste Facilities Revenue (Eastwood Dairy LLC Project) (LOC; National City Bank)	3.18	3/7/08	2,750,000 [a]	2,750,000
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Liquidity Facility; FHLB and LOC; FHLB)	3.15	3/7/08	10,000,000 [a]	10,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania−8.5%				
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	3.45	3/7/08	1,600,000 [a]	1,600,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	3.24	3/7/08	3,500,000 [a]	3,500,000
Downingtown Area School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.90	3/7/08	3,900,000 [a]	3,900,000
Lancaster Industrial Development Authority, Revenue (Student Lodging and Student Services Project) (LOC; Fulton Bank)	3.26	3/7/08	3,810,000 [a]	3,810,000
Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project) (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.22	3/7/08	9,340,000 [a,b]	9,340,000
Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	2.62	6/10/08	3,000,000	3,000,000
North Lebanon Township Municipal Authority, Sewer Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.24	3/7/08	3,320,000 [a]	3,320,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Insured; FHLMC and Liquidity Facility; FHLMC)	5.36	3/7/08	2,000,000 [a,b]	2,000,000
South Carolina−1.1%				
Lexington County School District Number 1, GO Notes	4.00	3/1/08	4,055,000	4,055,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Dakota–1.5%				
South Dakota Health and Educational Facilities Authority, Revenue (Rapid City Regional Hospital) (Insured; MBIA and Liquidity Facility; U.S. Bank NA)	6.00	3/1/08	2,500,000 a	2,500,000
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	3,000,000	3,005,975
Tennessee–7.4%				
Metropolitan Government of Nashville and Davidson County, GO Multi-Purpose Refunding Bonds	5.00	10/15/08	1,070,000	1,083,729
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, MFHR (The Fountain Apartments Project) (LOC; Fifth Third Bank)	3.29	3/7/08	10,000,000 a	10,000,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	3.65	4/1/08	2,000,000	2,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	4,500,000 a,b	4,500,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.41	3/7/08	9,000,000 a,b	9,000,000
Texas–11.2%				
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	4.00	3/7/08	3,440,000 a,b	3,440,000
Greenville Industrial Development Corporation, IDR (Woodgrain Project) (LOC; General Electric Capital Corp.)	3.25	3/7/08	3,225,000 a	3,225,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	2.10	4/30/08	2,500,000	2,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.25	3/5/08	5,000,000	5,000,000
Houston, Public Improvement and Refunding GO Notes	5.00	3/1/08	2,460,000	2,460,000
Lower Colorado River Authority, Transmission Contract Revenue, Refunding (LCRA Transmission Services Corporation Project) (Insured; AMBAC)	5.00	5/15/08	1,110,000	1,113,316
North Texas Tollway Authority, BAN	4.13	11/19/08	9,500,000	9,500,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.50	3/7/08	5,945,000 [a]	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Siena Place) (GIC; AIG Funding Inc.)	3.56	3/7/08	3,315,000 [a,b]	3,315,000
South Plains Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA and GNMA)	4.40	4/19/08	3,410,000	3,410,000
Vermont—1.3%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.00	3/11/08	4,000,000	4,000,000
Vermont Educational and Health Buildings Financing Agency, Revenue (Capital Asset Financing Program) (LOC; M&T Bank)	3.10	3/7/08	840,000 [a]	840,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia—2.0%				
Hanover County Industrial Development Authority, IDR (Iron and Metal Company Project) (LOC; Branch Banking and Trust Company)	3.28	3/7/08	2,990,000 [a]	2,990,000
Patrick County Industrial Development Authority, IDR (Narroflex Inc. Project) (LOC; HSBC Bank USA)	3.15	3/7/08	3,170,000 [a]	3,170,000
Roanoke Industrial Development Authority, IDR (Virginia Transformer Corporation) (LOC; SunTrust Bank)	3.45	3/7/08	1,125,000 [a]	1,125,000
Washington—3.2%				
Port Chehalis Industrial Development Corporation, Revenue (JLT Holding LLC Project) (LOC; Key Bank)	3.16	3/7/08	2,735,000 [a]	2,735,000
Washington Housing Finance Commission, MFHR, Refunding (Avalon Ridge Apartments Project) (Collateralized; FNMA)	3.10	3/7/08	8,755,000 [a]	8,755,000
Wisconsin—4.5%				
Fond Du Lac, Waterworks System Revenue, BAN	4.50	7/1/08	3,000,000	3,003,369
Waupaca, IDR (Gusmer Enterprises, Inc. Project) (LOC; Wachovia Bank)	3.50	3/7/08	3,350,000 [a]	3,350,000
Wisconsin Health and Educational Facilities Authority, Revenue (Mequon Jewish Project) (LOC; Bank One)	3.05	3/7/08	3,145,000 [a]	3,145,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Wisconsin, Transportation Revenue, CP (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.37	3/13/08	6,675,000	6,675,000
Wyoming—.8%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	3,000,000	3,000,000
U.S. Related—.8%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.22	3/7/08	3,000,000 a,b	3,000,000
Total Investments (cost $362,552,049)			**100.9%**	**362,552,049**
Liabilities, Less Cash and Receivables			**(.9%)**	**(3,175,597)**
Net Assets			**100.0%**	**359,376,452**

a *Securities payable on demand. Variable interest rate—subject to periodic change.*
b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $71,475,000 or 19.9% of net assets.*
c *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	79.9
AAA,AA,A [d]		Aaa,Aa,A [d]		AAA,AA,A [d]	5.1
Not Rated [e]		Not Rated [e]		Not Rated [e]	15.0
					100.0

[†]   *Based on total investments.*
[d]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	362,552,049	362,552,049
Interest receivable		2,429,795
Prepaid expenses		14,595
		364,996,439
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		103,629
Cash overdraft due to Custodian		3,008,804
Payable for investment securities purchased		2,484,237
Payable for shares of Common Stock redeemed		85
Accrued expenses		23,232
		5,619,987
Net Assets ($)		**359,376,452**
Composition of Net Assets ($):		
Paid-in capital		359,319,952
Accumulated net realized gain (loss) on investments		56,500
Net Assets ($)		**359,376,452**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		359,319,952
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**6,037,656**
Expenses:	
Management fee–Note 2(a)	888,363
Shareholder servicing costs–Note 2(b)	75,190
Professional fees	28,946
Custodian fees–Note 2(b)	23,045
Directors' fees and expenses–Note 2(c)	13,597
Registration fees	11,496
Prospectus and shareholders' reports	8,603
Miscellaneous	16,772
Total Expenses	**1,066,012**
Less–reduction in management fee due to undertaking–Note 2(a)	(265,382)
Less–reduction in fees due to earnings credits–Note 1(b)	(26,950)
Net Expenses	**773,680**
Investment Income–Net, representing net increase in net assets resulting from operations	**5,263,976**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Operations ($):		
Investment income−net	5,263,976	11,332,274
Net realized gain (loss) on investments	–	62,837
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,263,976**	**11,395,111**
Dividends to Shareholders from ($):		
Investment income−net	**(5,263,976)**	**(11,332,274)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	95,500,823	219,209,100
Dividends reinvested	5,136,022	10,950,666
Cost of shares redeemed	(80,632,316)	(254,081,534)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**20,004,529**	**(23,921,768)**
Total Increase (Decrease) in Net Assets	**20,004,529**	**(23,858,931)**
Net Assets ($):		
Beginning of Period	339,371,923	363,230,854
End of Period	**359,376,452**	**339,371,923**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 29, 2008 (Unaudited) | Year Ended August 31, | | | | |
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.015	.033	.028	.016	.007	.009
Distributions:						
Dividends from investment income−net	(.015)	(.033)	(.028)	(.016)	(.007)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.99[a]	3.32	2.82	1.64	.67	.87
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60[a]	.60	.61	.60	.60	.61
Ratio of net expenses to average net assets	.44[a]	.45	.44	.44	.44	.45
Ratio of net investment income to average net assets	2.96[a]	3.27	2.76	1.63	.67	.87
Net Assets, end of period ($ x 1,000)	359,376	339,372	363,231	420,987	448,827	383,146

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the

extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $265,382 during the period ended February 29, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 29, 2008, the fund was charged $54,404 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $13,843 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $1,104 pursuant to the cash management agreement.

The fund compensates The Bank of New York, under custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $23,045 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $137,719, chief compliance officer fees $4,419 and transfer agency per account fees $4,774, which are offset against an expense reimbursement currently in effect in the amount of $43,283.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

At a meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted that the fund is serviced predominantly by the Manager's retail servicing division. The Manager's representatives noted the diversity of distribution of the funds in the Dreyfus fund complex, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data,

which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance as well as comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper, all for various periods ended September 30, 2007. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on the current financial statements available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median. The Board also noted that the fund's actual management fee was lower than the Expense Group and Expense Universe medians, and that the fund's total expense ratio was the lowest in the Expense Group and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved first or second quintile total return rankings (the first quintile reflecting the highest performance ranking group) in its Performance Group, and first quintile rankings in the Performance Universe, for each reported time period up to 10 years, including achieving the number one ranking in the Performance Group for the 4-year, 5-year, and 10-year periods.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds, to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the

extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus BASIC
Municipal Money
Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DBMXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0122SA0208

Dreyfus BASIC
New Jersey Municipal
Money Market Fund

SEMIANNUAL REPORT February 29, 2008





The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC New Jersey Municipal Money Market Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in the stock market and the higher-yielding segments of the bond market. Even some areas of the taxable money markets were affected when difficult liquidity conditions arose in the inter-bank lending and commercial paper markets.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Joseph Irace, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus BASIC New Jersey Municipal Money Market Fund produced an annualized yield of 3.00%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 3.04%.[1]

Tax-exempt money market instruments were primarily influenced by lower short-term interest rates during the reporting period, as the Federal Reserve Board (the "Fed") took aggressive action to forestall a potential recession and promote liquidity in the midst of a credit crisis.

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state personal income taxes. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this investment approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments from New Jersey exempt issuers. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, which should position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise

when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

Sub-Prime Mortgage Woes Dampened Economic Growth

By the start of the reporting period, economic conditions and investor sentiment had deteriorated as a result of turmoil originating in the sub-prime mortgage sector of the U.S. bond market. As investors reassessed their attitudes toward risk, they flocked toward the relative safety of U.S. Treasury securities and money market funds.

At the same time, consumers curtailed their spending, stoking recession concerns. The Fed intervened in September by reducing the federal funds rate for the first time in more than four years. However, news of massive sub-prime related losses by investment and commercial banks led to renewed market turbulence. The Fed responded with several more cuts in the federal funds rate, which stood at 4.25% by year-end. Heightened market volatility persisted through February as additional evidence of economic weakness accumulated, including the first monthly net loss of jobs in more than four years. The Fed took aggressive action in late January, reducing the federal funds rate by another 125 basis points — to 3% — in two moves.

Assets Flowed into Tax-Exempt Money Market Funds

As expected, tax-exempt money market yields declined along with the federal funds rate. In addition, a record level of assets flowed into municipal money market funds from risk-averse investors. For the most part, rising demand was met with ample supply, as investment banks continued to create a substantial volume of short-term variable-rate demand notes and tender option bonds. Consequently, yields of floating-rate instruments were higher at times than those of

longer-dated municipal notes. By the reporting period's end, however, unrelenting investor demand began to overwhelm supply, putting downward pressure on short-term yields.

New Jersey's fiscal condition remained sound during the reporting period, as the wealth of state residents helped offset the negative influences of high pension obligations and an onerous debt burden. While the state can expect to encounter renewed budget pressures as the economy slows, the governor recently offered a proposal designed to reduce debt and enhance revenues.

Maintaining a Conservative Investment Posture

We generally maintained a cautious investment approach, focusing whenever possible on instruments issued directly by New Jersey, its school districts and municipal authorities with their own revenue streams. We set the fund's weighted average maturity in a range that was longer than industry averages to capture higher yields for as long as we deemed practical. As always, our research staff maintained rigorous credit standards, which, in our judgment, have become even more important in the current credit crunch.

As of the reporting period's end, we expect the Fed to implement further reductions in the federal funds rate. We currently intend to maintain the fund's longer weighted average maturity, which we believe should protect its yield as interest rates decline.

March 17, 2008

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until such time as shareholders are given at least 90 days' notice to the contrary. Had these expenses not been absorbed, the fund's annualized yield would have been 2.76% and the fund's annualized effective yield would have been 2.80%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New Jersey Municipal Money Market Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,015.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.63

† Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

Short-Term Investments−101.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Atlantic City, GO Notes (Insured; MBIA)	4.00	8/1/08	100,000	100,326
Atlantic County, COP (Public Facilities Lease Agreement−Atlantic County Project) (Insured; FGIC)	7.40	3/1/08	125,000	125,024
Berkeley Heights Township Board of Education, GO Notes	4.60	8/1/08	175,000	176,335
Berkeley Township, GO Notes, BAN	4.00	3/14/08	1,160,000	1,160,099
Berlin Township, GO Notes (Insured; FSA)	4.38	3/1/08	150,000	150,000
Bound Brook Borough, GO Notes (Insured; FSA)	3.75	2/15/09	325,000	328,665
Brick Township Municipal Utilities Authority, Revenue, Refunding	4.50	12/1/08	650,000	661,081
Burlington County, General Improvement GO Notes, Refunding (Insured; AMBAC)	5.00	10/1/08	225,000	227,839
Burlington County, GO Notes (County College)	4.13	6/1/08	480,000	480,378
Burlington County Bridge Commission, County-Guaranteed Pooled Loan Revenue (Governmental Loan Program)	5.00	10/15/08	160,000	162,053
Burlington County Bridge Commission, County-Guaranteed Pooled Loan Revenue (Governmental Loan Program)	3.75	12/15/08	305,000	306,529
Camden County Improvement Authority, County Guaranteed Revenue (County Capital Program) (Insured; FSA)	3.50	12/1/08	460,000	461,345
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) (LOC; Commerce Bank N.A.)	3.25	3/7/08	4,800,000 [a]	4,800,000
Cape May County Municipal Utilities Authority, Sewer Revenue, Refunding (Insured; MBIA)	5.25	1/1/09	235,000	238,861

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Cherry Hill Township, GO Notes, Refunding	5.00	7/15/08	500,000	504,230
Chester Township, GO Notes (Insured; FSA)	3.00	2/1/09	435,000	438,937
Clifton Board of Education, GO Notes	3.75	5/15/08	100,000	100,000

Cumberland County Improvement
  Authority, County Guaranteed
  Solid Waste System Revenue
  (Insured; MBIA)
	4.25	1/1/09	100,000	101,103

Delaware River and Bay Authority, Revenue (Insured; MBIA)	3.25	1/1/09	100,000	100,122
East Amwell Township, GO Notes, BAN	4.00	5/22/08	696,150	696,524

Elizabeth,
  GO Notes (General Improvement)
  (Insured; MBIA)
	4.00	6/15/08	125,000	125,088

Elizabeth, GO Notes, Refunding	4.00	8/15/08	125,000	125,647

Essex County Improvement
  Authority, Airport Revenue,
  Refunding
	4.00	11/1/08	190,000	190,244

Fair Lawn, GO Notes	4.70	8/1/08	100,000	100,824

Gloucester County Improvement
  Authority, County Guaranteed
  LR (Insured; MBIA)
	3.50	9/1/08	100,000	100,269

Haddonfield, GO Notes, BAN	4.00	7/24/08	1,000,000	1,000,761
Hamilton Township Board of Education, GO Notes (Insured; FSA)	4.75	8/15/08	650,000	656,407

Hudson County Improvement
  Authority, Waterfront
  Improvement Revenue (Weehawken
  Project) (Insured; FSA)
	3.50	7/1/08	100,000	100,038

Irvington Township, GO Notes, BAN	4.25	3/14/08	1,000,000	1,000,171

Jersey City,
  GO Notes (Qualified School
  Bonds) (Insured; AMBAC)
	4.75	3/1/08	110,000	110,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Jersey City, GO Notes, Refunding	6.00	10/1/08	100,000	101,903
Jersey City Municipal Utilities Authority, Sewer Revenue, Refunding (Insured; FSA)	4.50	12/1/08	120,000	121,232
Logan Township Board of Education, GO Notes	5.10	7/15/08	100,000	100,884
Manalapan-Englishtown Regional School District Board of Education, GO Notes	5.00	5/1/08	100,000	100,277
Mantua Township Board of Education, GO Notes	5.70	3/1/08	250,000	250,000
Manville, GO Notes, BAN	4.25	7/2/08	1,000,000	1,001,295
Medford Township, GO Notes, Refunding	3.00	8/1/08	425,000	424,988
Mercer County Improvement Authority, LR (Governmental Leasing Program)	2.40	12/15/08	100,000	100,311
Monmouth County, GO Notes	5.00	1/15/09	150,000	153,479
Monmouth County Improvement Authority, Governmental Loan Revenue	3.00	12/1/08	100,000	100,300
Morris County Improvement Authority, Pooled Program Revenue	5.00	9/1/08	100,000	100,792
Mount Olive Township Board of Education, GO Notes (Insured; MBIA)	4.00	7/15/08	330,000	331,126
New Jersey, COP (Equipment Lease Purchase Agreement) (Insured; AMBAC)	4.50	6/15/08	100,000	100,182
New Jersey, GO Notes	4.75	3/1/08	200,000 [b]	200,000
New Jersey, GO Notes	5.25	3/1/08	860,000	860,000
New Jersey, GO Notes	5.00	5/1/08	135,000	135,606

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey, GO Notes, Refunding	5.00	7/15/08	950,000	959,878
New Jersey, GO Notes, Refunding	5.00	7/15/08	115,000	116,238
New Jersey, GO Notes, Refunding	5.50	8/1/08	100,000	101,070
New Jersey Economic Development Authority, EDR (AJV Holdings LLC Project) (LOC; JPMorgan Chase Bank)	4.55	3/7/08	525,000 [a]	525,000
New Jersey Economic Development Authority, EDR (ARND LLC Project) (LOC; Comerica Bank)	3.31	3/7/08	2,720,000 [a]	2,720,000
New Jersey Economic Development Authority, EDR (Challenge Printing Project) (LOC; Wachovia Bank)	3.43	3/7/08	765,000 [a]	765,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	3.31	3/7/08	5,450,000 [a]	5,450,000
New Jersey Economic Development Authority, EDR (RCC Properties LLC Project) (LOC; Wachovia Bank)	3.43	3/7/08	1,560,000 [a]	1,560,000
New Jersey Economic Development Authority, EDR (Services for Children with Hidden Intelligence, Inc. Project) (LOC; Fulton Bank)	3.26	3/7/08	2,000,000 [a]	2,000,000
New Jersey Economic Development Authority, EDR (United Window and Door Manufacturing Inc.) (LOC; Wachovia Bank)	3.43	3/7/08	50,000 [a]	50,000
New Jersey Economic Development Authority, EDR, Refunding (RDR Investment Company LLC) (LOC; Wachovia Bank)	3.43	3/7/08	500,000 [a]	500,000
New Jersey Economic Development Authority, IDR (CST Products, LLC Project) (LOC; National Bank of Canada)	3.26	3/7/08	3,000,000 [a]	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Economic Development Authority, IDR (Pennwell Holdings LLC Project) (LOC; Wachovia Bank)	3.43	3/7/08	2,280,000 [a]	2,280,000
New Jersey Economic Development Authority, Market Transition Facility Senior Lien Revenue, Refunding	5.00	7/1/08	650,000	654,291
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/08	400,000	400,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	6/15/08	350,000	351,996
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	9/1/08	160,000	161,267
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FSA)	5.25	3/1/09	175,000	180,176
New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Bank of America)	3.36	3/7/08	2,995,000 [a,c]	2,995,000
New Jersey Economic Development Authority, State LR (State Office Buildings Projects)	5.25	6/15/08	100,000	100,715
New Jersey Economic Development Authority, Transportation Project Sublease Revenue (New Jersey Transit Corporation Light Rail Transit System Project) (Insured; FSA)	5.00	5/1/08	100,000	100,389
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	7.28	3/7/08	8,100,000 [a]	8,100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Educational Facilities Authority, Revenue (Higher Education Capital Improvement Fund Issue)	5.00	9/1/08	765,000	773,759
New Jersey Educational Facilities Authority, Revenue (Montclair State University Issue) (Insured; AMBAC)	4.00	7/1/08	100,000	100,195
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue	4.00	9/1/08	650,000	650,626
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue	5.00	9/1/08	125,000	126,867
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue, Refunding	5.00	9/1/08	265,000	266,550
New Jersey Health Care Facilities Financing Authority, Department of Human Services, LR (Greystone Park Psychiatric Hospital Project)	5.00	9/15/08	155,000	156,322
New Jersey Health Care Facilities Financing Authority, Revenue (Virtua Health Issue) (Insured; FSA)	5.00	7/1/08	100,000	100,573
New Jersey Health Care Facilities Financing Authority, Revenue, Refunding (Community Medical Center/Kimball Medical Center/Kensington Manor Care Center Obligated Group Issue) (Insured; FSA)	5.50	7/1/08	100,000	100,687
New Jersey Health Care Facilities Financing Authority, Revenue, Refunding (Robert Wood Johnson University Hospital Issue)	5.00	7/1/08	1,500,000	1,509,443
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue	5.30	10/1/08	1,140,000	1,160,103

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	3.88	11/1/08	430,000	432,085
New Jersey Sports and Exposition Authority, State Contract Bonds (Insured; MBIA and Liquidity Facility; Credit Suisse Group)	3.94	3/7/08	7,415,000 [a]	7,415,000
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	100,000 [b]	100,559
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/08	1,330,000 [b]	1,339,693
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	6/15/08	375,000	376,530
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/08	150,000	150,736
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.25	12/15/08	300,000	305,716
New Jersey Turnpike Authority, Turnpike Revenue	6.75	1/1/09	110,000	113,831
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/09	255,000	259,977
New Jersey Wastewater Treatment Trust, Wastewater Treatment Insured Revenue, Refunding (Financing Program) (Insured; MBIA)	7.00	5/15/08	450,000	453,411
Ocean County, General Improvement GO Notes	4.13	8/1/08	920,000	921,208
Passaic County, GO Notes	3.50	9/15/08	185,000	185,734
Passaic County, GO Notes (Insured; FSA)	5.00	9/15/08	150,000	152,411
Paterson, GO Notes (Insured; FSA)	3.50	2/1/09	200,000	202,260
Paterson Public School District, COP, Refunding (Lease Purchase Agreement) (Insured; MBIA)	4.00	11/1/08	140,000	140,544

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsauken Township Board of Education, GO Notes, Refunding (Insured; FSA)	5.00	3/1/08	180,000	180,000
Port Authority of New York and New Jersey (Consolidated Bonds, 133rd Series) (Insured; FSA)	2.20	7/15/08	100,000	99,969
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series)	3.50	10/1/08	170,000	170,473
Port Authority of New York and New Jersey (Consolidated Bonds, 141st Series) (Insured; CIFG and Liquidity Facility; Wells Fargo Bank)	3.29	3/7/08	7,090,000 [a,c]	7,090,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.28	3/7/08	4,500,000 [a,c]	4,500,000
Port Authority of New York and New Jersey, Equipment Notes	3.30	3/7/08	1,745,000 [a]	1,745,000
Port Authority of New York and New Jersey, Special Project Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/08	2,000,000	2,035,031
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.41	3/7/08	7,400,000 [a,c]	7,400,000
Ramapo Indian Hills Regional High School District Board of Education, GO Notes	4.75	6/1/08	100,000	100,607
Sea Isle City, GO Notes, BAN	3.75	12/10/08	1,400,000	1,403,671
South Hackensack Township Board of Education, GO Notes (Insured; FSA)	4.00	2/15/09	115,000	116,509

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Sussex County, GO Notes	3.25	7/15/08	100,000	100,463
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services)	3.26	3/7/08	500,000 a,c	500,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	4,240,000 a,c	4,240,000
Union City, GO Notes (Insured; FSA)	6.38	11/1/08	750,000	769,593
Union City, GO Notes, Refunding (Insured; MBIA)	5.50	9/1/08	300,000	303,994
Union County Utilities Authority, Solid Waste Facility Senior LR (Ogden Martin Systems of Union, Inc. Lessee) (Insured; AMBAC)	5.50	6/1/08	100,000	100,242
Voorhees Township, GO Notes, BAN	4.00	7/18/08	1,000,000	1,000,731
Washington Township, GO Notes, BAN	4.00	6/11/08	1,000,000	1,000,671
Wildwood Crest, GO Notes, BAN	4.00	3/7/08	1,000,000	1,000,039
Total Investments (cost $103,434,101)			**101.6%**	**103,434,108**
Liabilities, Less Cash and Receivables			**(1.6%)**	**(1,633,966)**
Net Assets			**100.0%**	**101,800,142**

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[c] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $26,725,000 or 26.3% of net assets.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	51.8
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	19.9
Not Rated[e]		Not Rated[e]		Not Rated[e]	28.3
					100.0

[†] *Based on total investments.*
[d] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	103,434,101	103,434,108
Interest receivable		1,099,845
Prepaid expenses		6,887
		104,540,840
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		31,680
Cash overdraft due to Custodian		2,616,151
Payable for shares of Common Stock redeemed		63,545
Accrued expenses		29,322
		2,740,698
Net Assets ($)		**101,800,142**
Composition of Net Assets ($):		
Paid-in capital		101,800,135
Accumulated gross unrealized appreciation on investments		7
Net Assets ($)		**101,800,142**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		101,800,135
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**1,721,924**
Expenses:	
Management fee–Note 2(a)	249,561
Shareholder servicing costs–Note 2(b)	29,006
Auditing fees	22,247
Custodian fees–Note 2(b)	9,344
Prospectus and shareholders' reports	5,746
Registration fees	5,116
Directors' fees and expenses–Note 2(c)	5,104
Legal fees	3,173
Miscellaneous	12,616
Total Expenses	**341,913**
Less–reduction in management fee due to undertaking–Note 2(a)	(116,952)
Less–reduction in fees due to earnings credits–Note 1(b)	(3,067)
Net Expenses	**221,894**
Investment Income–Net	**1,500,030**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	6,879
Net unrealized appreciation on investments	7
Net Realized and Unrealized Gain (Loss) on Investments	**6,886**
Net Increase in Net Assets Resulting from Operations	**1,506,916**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Operations ($):		
Investment income−net	1,500,030	3,659,793
Net realized gain (loss) on investments	6,879	53,848
Net unrealized appreciation on investments	7	−
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,506,916**	**3,713,641**
Dividends to Shareholders from ($):		
Investment income−net	(1,500,030)	(3,659,793)
Net realized gain on investments	(60,727)	−
Total Dividends	**(1,560,757)**	**(3,659,793)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	14,683,552	36,893,466
Dividends reinvested	1,514,536	3,534,067
Cost of shares redeemed	(17,490,707)	(52,525,456)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(1,292,619)**	**(12,097,923)**
Total Increase (Decrease) in Net Assets	**(1,346,460)**	**(12,044,075)**
Net Assets ($):		
Beginning of Period	103,146,602	115,190,677
End of Period	**101,800,142**	**103,146,602**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.015	.033	.027	.016	.007	.009
Distributions:						
Dividends from investment income−net	(.015)	(.033)	(.027)	(.016)	(.007)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.13[a]	3.30	2.78	1.59	.71	.89
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.69[a]	.65	.64	.64	.63	.63
Ratio of net expenses to average net assets	.44[a]	.45	.45	.45	.44	.45
Ratio of net investment income to average net assets	3.01[a]	3.25	2.75	1.57	.70	.87
Net Assets, end of period ($ x 1,000)	101,800	103,147	115,191	110,342	136,108	142,099

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New Jersey Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $116,952 during the period ended February 29, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 29, 2008 the fund was charged $21,758 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $4,596 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $355 pursuant to the cash management agreement.

The fund compensates The Bank of New York, under custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $9,344 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $39,988, custodian fees $2,942, chief compliance officer fees $4,419 and transfer agency per account fees $1,424, which are offset against an expense reimbursement currently in effect in the amount of $17,093.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

At a meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted that the fund is serviced predominantly by the Manager's retail servicing division. The Manager's representatives noted the diversity of distribution of the funds in the Dreyfus fund complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data,

which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance as well as comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper, all for various periods ended September 30, 2007. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on the current financial statements available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was slightly higher than the Expense Group median and that the fund's actual management fee was lower than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was the lowest in the Expense Group and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund was the top ranked fund in its Performance Group, and ranked in the first or second quintile (the first quintile reflecting the highest performance ranking group) in its Performance Universe, for each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates that was reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the

Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Board noted that the Similar Fund paid the same contractual management fee rate as the fund. Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus BASIC
New Jersey Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DBJXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0127SA0208

Dreyfus Premier High Yield Municipal Bond Fund

SEMIANNUAL REPORT February 29, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier High Yield Municipal Bond Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for fixed-income investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the U.S. sub-prime mortgage sector spread to other areas of the global financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the municipal bond market. Particularly hard-hit were lower-rated municipal bonds and those carrying third-party insurance from independent bond insurers.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by W. Michael Petty and James Welch, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier High Yield Municipal Bond Fund's Class A shares produced a –4.68% total return, Class C shares produced a –5.04% total return and Class Z shares produced a –4.64% total return.[1] The fund's benchmark, the Lehman Brothers Municipal Bond Index, which does not include securities rated below investment grade, produced a –0.60% total return, and the fund's Lipper category average provided an average return of –5.46% for the same period.[2,3]

The reporting period proved to be a challenging time for high yield municipal bonds. An intensifying credit crisis and economic slowdown triggered a "flight to quality" in which investors turned away from higher-yielding investments, often without regard to their underlying credit fundamentals. As might be expected, the fund underperformed its benchmark, which we mainly attribute to the fund's holdings of lower-rated securities relative to its benchmark that were more vulnerable to the sub-prime fallout. However, a relatively cautious investment posture enabled the fund to post higher returns than its Lipper category average.

The Fund's Investment Approach

The fund primarily seeks high current income exempt from federal income tax. Secondarily, the fund may seek capital appreciation to the extent consistent with its primary goal. To pursue its goals, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund normally invests at least 65% of its assets in municipal bonds rated BBB/Baa or lower by independent rating agencies or the unrated equivalent as determined by Dreyfus. Municipal bonds rated below investment grade (BB/Ba or lower) are commonly known as "high yield" or "junk" bonds. The fund

may invest up to 35% of its assets in higher-quality municipal bonds rated AAA/Aaa to A, or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds, we may assess the current interest rate environment and the municipal bond's credit profile and potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, including those that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which sell at a price below their face value, or to "premium" bonds, which sell at a price above their face value. The fund's allocation to either discount or premium bonds will change with our view of the current interest rate and market environments. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Municipal Bonds Suffered in the Credit Crunch

The reporting period began amid a credit crisis that began when an unexpectedly high number of homeowners defaulted on their sub-prime mortgages. This development sent shockwaves throughout the global financial markets as investors reassessed their attitudes toward risk and began to shun lower-rated bonds.

The sub-prime meltdown produced massive losses among bond insurers. Because many of these companies had written insurance on both mortgage-backed securities and municipal bonds, investors responded negatively when insurers came under financial pressure. Even municipal bonds with strong underlying credit characteristics lost value as liquidity conditions become more difficult.

The effects of the credit crisis were exacerbated by slower economic growth as declining housing prices, soaring energy costs and a softer job market put pressure on consumer spending. Aggressive reductions of short-term interest rates by the Federal Reserve Board and a fiscal stimulus package from Congress have not yet forestalled further eco-

nomic deterioration. Not surprisingly, the economic slowdown led to concerns that states and municipalities may face greater fiscal pressures if tax revenues fail to meet budgeted projections.

A Cautious Investment Posture Helped Support Fund Returns

The fund weathered the credit storm relatively well. We focused primarily on municipal bonds with credit ratings at the upper end of the high yield range as yield spreads widened along the credit spectrum. Toward the end of the reporting period, we invested in the short-term auction securities market, where difficult liquidity conditions produced unusually high tax-exempt yields. Most important, our staff of credit analysts continued to conduct extensive research into the fund's current and prospective holdings in an effort to ensure that they will continue to pay interest and principal in a timely manner.

Positioned for Continued Volatility

As of the reporting period's end, the financial markets have remained unsettled and economic conditions have continued to falter. Therefore, we currently intend to maintain a defensive investment posture, focusing primarily on bonds that our research suggests have strong credit and liquidity profiles. While we have begun to find value-oriented opportunities among high yield municipal bonds that appear to have been punished too severely, we believe it is prudent to wait until we see signs of improvement before seeking to capitalize on them.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier High Yield Municipal Bond Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

	Class A	Class C	Class Z
Expenses paid per $1,000†	$ 5.00	$ 8.77	$ 4.91
Ending value (after expenses)	$953.20	$949.60	$953.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class C	Class Z
Expenses paid per $1,000†	$ 5.17	$ 9.07	$ 5.07
Ending value (after expenses)	$1,019.74	$1,015.86	$1,019.84

† *Expenses are equal to the fund's annualized expense ratio of 1.03% for Class A, 1.81% for Class C and 1.01% for Class Z; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Long-Term Municipal Investments−94.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska−.9%				
Alaska Industrial Development and Export Authority, Community Provider Revenue (Boys and Girls Home and Family Services, Inc. Project)	5.88	12/1/27	2,000,000	1,784,380
Arizona−2.4%				
Pima County Industrial Development Authority, Education Facilities Revenue (Sonoran Science Academy Tucson Project)	5.75	12/1/37	2,750,000	2,282,115
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.63	7/1/38	3,000,000	2,529,390
California−1.3%				
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	1,000,000	1,009,440
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	1,000,000	827,880
Silicon Valley Tobacco Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	5,710,000	742,814
Colorado−6.5%				
Arista Metropolitian District, Special Revenue	6.75	12/1/35	1,000,000	875,740
Colorado Educational and Cultural Facilities Authority, Independent School Improvement Revenue (Vail Christian High School Project)	5.50	6/1/37	2,000,000	1,679,180
Colorado Educational and Cultural Facilities Authority, Revenue (Cerebral Palsy of Colorado Project)	6.25	5/1/36	1,275,000	1,169,417

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	3,500,000	3,011,225
Colorado Health Facilities Authority, Revenue (Christian Living Communities Project)	5.75	1/1/37	2,000,000	1,719,100
El Paso County, SFMR (Collateralized: FNMA and GNMA)	6.20	11/1/32	790,000	813,100
Murphy Creek Metropolitan District Number Three, GO	6.00	12/1/26	1,000,000	845,260
Murphy Creek Metropolitan District Number Three, GO	6.13	12/1/35	1,380,000	1,131,531
University of Colorado Hospital Authority, Revenue	5.25	11/15/39	2,000,000	1,745,000
Connecticut−1.5%				
Mashantucket Western Pequot Tribe, Special Revenue	6.50	9/1/31	3,000,000	2,998,200
District of Columbia−3.1%				
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	6.65	6/1/30	3,145,000	3,284,261
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	7.50	12/1/30	1,255,000	1,326,322
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	620,000	606,397
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	11,560,000	689,323
Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation)	10.13	9/1/11	220,000	220,108

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—4.0%				
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	3,000,000	2,840,190
Jacksonville Economic Development Commission, IDR (Gerdau Ameristeel US Inc. Project)	5.30	5/1/37	1,700,000	1,348,593
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	4,000,000	3,804,000
Georgia—2.0%				
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	1,685,000	1,764,616
Rockdale County Development Authority, Project Revenue (Visy Paper Project)	6.13	1/1/34	2,500,000	2,271,750
Illinois—10.2%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.00	10/1/33	505,000	528,392
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	3,500,000	2,631,965
Harvey, GO	5.50	12/1/27	2,000,000	1,810,980
Harvey, GO	5.63	12/1/32	2,000,000	1,788,060
Illinois Educational Facilities Authority, Student Housing Revenue (University Center Project)	6.25	5/1/12	1,000,000 [a]	1,120,360
Illinois Finance Authority, MFHR (Dekalb Supportive Living Facility Project)	6.10	12/1/41	2,750,000	2,263,333
Illinois Finance Authority, Revenue (Sherman Health Systems)	5.50	8/1/37	3,000,000	2,669,340
Lombard Public Facilities Corporation, Conference Center and Hotel First Tier Revenue	7.13	1/1/36	1,000,000	985,110

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Quad Cities Regional Economic Development Authority, MFHR (Heritage Woods of Moline SLF Project)	6.00	12/1/41	1,000,000	810,880
Will Kankakee Regional Development Authority, MFHR (Senior Estates Supportive Living Project)	7.00	12/1/42	2,000,000	1,821,000
Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project)	6.00	1/1/26	3,755,000	3,331,736
Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project)	6.00	1/1/27	420,000	371,372
Iowa−.5%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	6.00	6/1/36	1,000,000	907,540
Kansas−2.0%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	970,000	1,006,268
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	12/1/35	2,830,000	2,987,065
Kentucky−1.3%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	1,070,000	1,041,495
Three Forks Public Properties Corporation, First Mortgage Revenue (Regional Detention Facility Project)	5.50	12/1/20	1,615,000	1,554,001
Louisiana−5.9%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	4,970,000	4,373,053

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana (continued)				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	4,000,000	3,905,720
Louisiana Public Facilities Authority, Revenue (SUSLA Facilities Inc. Project)	5.75	7/1/39	4,000,000	3,526,040
Maryland—1.2%				
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington County Hospital Issue)	6.00	1/1/28	2,500,000	2,412,725
Massachusetts—.8%				
Massachusetts Health and Educational Facilities Authority, Revenue (Fisher College Issue)	5.13	4/1/30	1,780,000	1,506,984
Michigan—4.1%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,080,000	1,787,365
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	1,000,000	975,000
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,385,000	4,076,822
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	1,500,000	1,391,220
Minnesota—3.3%				
Cottage Grove, Subordinate Senior Housing Revenue (PHS/Cottage Grove, Inc. Project)	6.00	12/1/46	1,500,000	1,337,490
North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.50	10/1/47	3,000,000	2,951,580

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota (continued)				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	1,500,000	1,413,975
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	1,000,000	929,390
Mississippi—1.3%				
Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA)	6.25	12/1/32	2,430,000	2,568,583
Missouri—.3%				
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.50	3/1/31	610,000	640,512
New Hampshire—.8%				
New Hampshire Health and Education Facilities Authority, Revenue (The Memorial Hospital Issue)	5.25	6/1/36	1,900,000	1,590,110
New Jersey—2.8%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	3,070,000	2,880,028
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	1,000,000	926,220
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	1,475,000	1,301,083
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	0.00	6/1/41	6,000,000	515,220

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Mexico–.5%				
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	900,000	944,010
New York–5.6%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	1,500,000	1,521,885
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	4,555,000	4,511,682
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	3,500,000	3,330,005
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.63	7/1/37	2,000,000	1,830,680
Ohio–3.7%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	7,500,000	7,415,025
Oklahoma–1.3%				
Chickasaw Nation, Health System Bonds	6.25	12/1/32	2,680,000	2,602,548
Other State–1.0%				
Munimae Tax Exempt Subsidiary LLC	5.90	9/30/20	2,000,000	2,004,020
Pennsylvania–8.2%				
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,426,095

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Dauphin County General Authority, Health System Revenue (Pinnacle Health System Project) (Insured; FSA)	10.00	8/15/34	6,400,000 [b]	6,400,000
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	6.00	9/1/36	5,000,000	4,422,400
Montgomery County Higher Education and Health Authority, First Mortgage Improvement Revenue (AHF/Montgomery Inc. Project)	6.88	4/1/36	2,000,000	1,930,080
Pennsylvania Higher Educational Facilities Authority, Revenue (Edinboro University Foundation Student Housing Project at Edinboro University Pennsylvania)	6.00	7/1/42	2,500,000	2,270,350
Rhode Island−.6%				
Central Falls Detention Facility Corporation, Detention Facility Revenue (The Donald W. Wyatt Detention Facility)	7.25	7/15/35	1,100,000	1,119,921
South Carolina−1.4%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	2,600,000 [a,c,d]	2,855,918
Tennessee−.7%				
The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project)	5.00	10/1/25	600,000	509,520
The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project)	6.00	10/1/35	1,000,000	861,710

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas−8.6%				
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	4,000,000	3,453,160
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	5.13	5/15/33	1,500,000	1,334,835
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	4,416,900
Texas Public Finance Authority, Charter School Finance Corporation, Education Revenue (Burnham Wood Charter School Project)	6.25	9/1/36	2,250,000	1,998,810
Willacy County Local Government Corporation, Project Revenue	6.00	3/1/09	1,780,000	1,833,080
Willacy County Local Government Corporation, Project Revenue	6.88	9/1/28	4,000,000	3,841,520
Virginia−1.2%				
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.00	10/1/26	2,500,000	2,336,175
Washington−2.8%				
Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects)	5.50	6/1/27	1,685,000	1,514,006
Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects)	5.60	6/1/37	1,500,000	1,314,765
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.60	9/1/25	1,675,000	1,547,549
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.75	9/1/30	1,250,000	1,153,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia–.8%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	1,850,000	1,675,286
Wisconsin–1.3%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	2,690,000 c,d	2,689,664
Wyoming–.4%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,000,000	876,450
Total Long-Term Municipal Investments (cost $205,245,014)				**187,898,498**
Short-Term Municipal Investments–8.3%				
Kentucky–1.5%				
Ohio County, PCR, Refunding (Big Rivers Electric Corporation Project) (Insured; AMBAC and Liquidity Facility; Credit Suisse Group)	8.00	3/7/08	3,000,000 e	3,000,000
Massachusetts–.1%				
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	8.00	3/1/08	200,000 e	200,000
Michigan–1.2%				
Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	8.50	3/1/08	2,385,000 e	2,385,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania—5.5%				
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	9.00	3/7/08	11,000,000 e	11,000,000
Total Short-Term Municipal Investments (cost $16,585,000)				**16,585,000**
Total Investments (cost $221,830,014)			**102.6%**	**204,483,498**
Liabilities, Less Cash and Receivables			**(2.6%)**	**(5,099,574)**
Net Assets			**100.0%**	**199,383,924**

[a] These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Variable rate security—interest rate subject to periodic change.

[c] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $5,545,582 or 2.8% of net assets.

[d] Collateral for floating rate borrowings.

[e] Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	13.1
AA		Aa		AA	.8
A		A		A	2.3
BBB		Baa		BBB	23.3
BB		Ba		BB	5.2
B		B		B	2.9
CCC		Caa		CCC	1.3
F1		MIG1/P1		SP1/A1	8.2
Not Rated[f]		Not Rated[f]		Not Rated[f]	42.9
					100.0

[†] *Based on total investments.*
[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	221,830,014	204,483,498
Interest receivable		3,281,975
Receivable for shares of Common Stock subscribed		982,357
Prepaid expenses		37,443
		208,785,273
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		154,313
Cash overdraft due to Custodian		286,740
Payable for shares of Common Stock redeemed		6,248,400
Payable for floating rate notes issued–Note 4		2,645,000
Interest and related expense payable		27,612
Accrued expenses		39,284
		9,401,349
Net Assets ($)		**199,383,924**
Composition of Net Assets ($):		
Paid-in capital		218,529,640
Accumulated undistributed investment income–net		1,370
Accumulated net realized gain (loss) on investments		(1,800,570)
Accumulated net unrealized appreciation (depreciation) on investments		(17,346,516)
Net Assets ($)		**199,383,924**

Net Asset Value Per Share

	Class A	Class C	Class Z
Net Assets ($)	49,656,548	19,695,232	130,032,144
Shares Outstanding	4,137,395	1,639,398	10,828,114
Net Asset Value Per Share ($)	**12.00**	**12.01**	**12.01**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**5,579,833**
Expenses:	
Management fee–Note 3(a)	564,846
Distribution fees–Note 3(b)	179,241
Shareholder servicing costs–Note 3(b)	121,667
Interest and related expense–Note 4	47,321
Registration fees	45,107
Professional fees	25,884
Custodian fees–Note 3(b)	7,992
Prospectus and shareholders' reports	7,354
Directors' fees and expenses–Note 3(c)	6,959
Loan commitment fees–Note 2	930
Miscellaneous	8,816
Total Expenses	**1,016,117**
Less–reduction in fees due to earnings credits–Note 1(b)	(1,605)
Net Expenses	**1,014,512**
Investment Income–Net	**4,565,321**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(1,387,236)
Net unrealized appreciation (depreciation) on investments	(13,495,380)
Net Realized and Unrealized Gain (Loss) on Investments	**(14,882,616)**
Net (Decrease) in Net Assets Resulting from Operations	**(10,317,295)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment income−net	4,565,321	5,927,846
Net realized gain (loss) on investments	(1,387,236)	(352,701)
Net unrealized appreciation (depreciation) on investments	(13,495,380)	(6,311,882)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(10,317,295)**	**(736,737)**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(991,595)	(256,811)
Class C shares	(302,279)	(62,669)
Class Z shares	(3,270,077)	(5,603,678)
Net realized gain on investments:		
Class Z shares	–	(288,921)
Total Dividends	**(4,563,951)**	**(6,212,079)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	39,609,265	30,094,833
Class C shares	13,591,006	9,766,792
Class Z shares	40,273,279	98,202,070
Dividends reinvested:		
Class A shares	644,825	160,777
Class C shares	90,088	21,014
Class Z shares	2,629,967	4,647,682
Cost of shares redeemed:		
Class A shares	(14,839,539)	(1,170,463)
Class C shares	(1,991,728)	(45,730)
Class Z shares	(29,476,803)	(51,323,330)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**50,530,360**	**90,353,645**
Total Increase (Decrease) in Net Assets	**35,649,114**	**83,404,829**
Net Assets ($):		
Beginning of Period	163,734,810	80,329,981
End of Period	**199,383,924**	**163,734,810**
Undistributed investment income−net	1,370	–

STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007 [a]
Capital Share Transactions:		
Class A		
Shares sold	3,105,434	2,242,173
Shares issued for dividends reinvested	51,138	12,157
Shares redeemed	(1,185,184)	(88,323)
Net Increase (Decrease) in Shares Outstanding	**1,971,388**	**2,166,007**
Class C		
Shares sold	1,059,817	729,777
Shares issued for dividends reinvested	7,147	1,603
Shares redeemed	(155,423)	(3,523)
Net Increase (Decrease) in Shares Outstanding	**911,541**	**727,857**
Class Z		
Shares sold	3,143,984	7,278,859
Shares issued for dividends reinvested	207,088	345,098
Shares redeemed	(2,312,763)	(3,856,834)
Net Increase (Decrease) in Shares Outstanding	**1,038,309**	**3,767,123**

[a] *The fund commenced offering three classes of shares on March 15, 2007. The existing shares were redesignated Class Z and the fund added Class A and Class C shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	12.90	13.63
Investment Operations:		
Investment income–net[b]	.31	.28
Net realized and unrealized gain (loss) on investments	(.90)	(.72)
Total from Investment Operations	(.59)	(.44)
Distributions:		
Dividends from investment income–net	(.31)	(.29)
Net asset value, end of period	12.00	12.90
Total Return (%)[c]	(4.68)[d]	1.57[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.03[e]	1.27[e]
Ratio of net expenses to average net assets	1.03[e,f]	1.27[e,f]
Ratio of net investment income to average net assets	4.85[e]	4.51[e]
Portfolio Turnover Rate	24.43[d]	55.80
Net Assets, end of period ($ x 1,000)	49,657	27,948

[a] From March 15, 2007 (commencement of initial offering) to August 31, 2007.
[b] Based on average shares outstandng at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The difference for the period represents less than .01%.
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	12.91	13.63
Investment Operations:		
Investment income—net[b]	.26	.23
Net realized and unrealized gain (loss) on investments	(.90)	(.71)
Total from Investment Operations	(.64)	(.48)
Distributions:		
Dividends from investment income—net	(.26)	(.24)
Net asset value, end of period	12.01	12.91
Total Return (%)[c]	(5.04)[d]	1.27[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.81[e]	1.99[e]
Ratio of net expenses to average net assets	1.81[e,f]	1.99[e,f]
Ratio of net investment income to average net assets	4.10[e]	3.69[e]
Portfolio Turnover Rate	24.43[d]	55.80
Net Assets, end of period ($ x 1,000)	19,695	9,397

[a] From March 15, 2007 (commencement of initial offering) to August 31, 2007.
[b] Based on average shares outstandng at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The difference for the period represents less than .01%.
See notes to financial statements.

Class Z Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,	
		2007[a]	2006[b]
Per Share Data ($):			
Net asset value, beginning of period	12.91	13.34	12.50
Investment Operations:			
Investment income−net[c]	.32	.63	.57
Net realized and unrealized gain (loss) on investments	(.90)	(.39)	.82
Total from Investment Operations	(.58)	.24	1.39
Distributions:			
Dividends from investment income−net	(.32)	(.63)	(.55)
Dividends from net realized gain on investments	−	(.04)	−
Total Distributions	(.32)	(.67)	(.55)
Net asset value, end of period	12.01	12.91	13.34
Total Return (%)	(4.64)[d]	1.65	11.35[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.01[e]	1.24	1.24[e]
Ratio of net expenses to average net assets	1.01[e,f]	1.24[f]	1.18[e]
Ratio of net investment income to average net assets	4.93[e]	4.62	4.68[e]
Portfolio Turnover Rate	24.43[d]	55.80	74.52[d]
Net Assets, end of period ($ x 1,000)	130,032	126,390	80,330

[a]   *The fund commenced offering three classes of shares on March 15, 2007. The existing shares redesignated Class Z and the fund added Class A and Class C shares.*

[b]   *From September 30, 2005 (commencement of operations) to August 31 ,2006.*

[c]   *Based on average shares outstandng at each month end.*

[d]   *Not annualized.*

[e]   *Annualized.*

[f]   *The difference for the period represents less than .01%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Yield Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor") a wholly-owned subsidiary of the Manager is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class Z (100 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe

that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: tax exempt income $5,923,158 and ordinary income $288,921. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended February 29, 2008, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

During the period ended February 29, 2008, the Distributor retained $31,746 from commissions earned on sales of the fund's Class A shares and $726 from CDSC on redemption of the funds Class C shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended February 29, 2008, Class C shares were charged $55,336, pursuant to the Plan.

Under the Service Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and /or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended February 29, 2008, Class Z shares were charged $123,905 pursuant to the Service Plan.

Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A and Class C shares were charged $51,097 and $18,445, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2008, the fund was charged $22,612 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $1,605 pursuant to the cash management agreement.

The fund compensates Mellon Bank, N.A., a subsidiary of BNY Mellon and a Dreyfus affiliate, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $7,992 pursuant to the custody agreement.

During the period ended February 29, 2008, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $100,611, Rule 12b-1 distribution fees $20,734, shareholder service plan fees $14,957, custodian fees $4,779, chief compliance officer fees $4,419 and transfer agency per account fees $8,813.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 2% redemption fee is charged and retained by the fund on certain shares redeemed within sixty days following the date of issuance subject to exceptions, including redemptions made through use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $83,421,576 and $44,677,470, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At February 29, 2008, accumulated net unrealized depreciation on investments was $17,346,516, consisting of $374,087 gross unrealized appreciation and $17,720,603 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investment).

At a meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were

selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses. Because Class A shares commenced operations in March 2007, the Board considered relative expense ratio and performance information only for Class Z shares, which is the fund's oldest share class.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for the 1-year and 2-year periods ended September 30, 2007, as well as total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total return to the fund's Lipper category average return for calendar year 2006.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee and total expense ratio (based on Class Z shares) each was higher than the respective Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that Class Z shares of the fund achieved the number one total return ranking in the Performance Group and Performance Universe for the 2-year period, with a total return for the 1-year period that was slightly lower than, and that was higher than, the Performance Group and Performance Universe medians, respectively. On a yield performance basis, the Board

noted that the 1-year yield performance for Class Z shares was lower than the Performance Group median, and higher than the Performance Universe median, for each of the two reported annual periods.

Representatives of the Manager noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies and, as to mutual funds only, reported in the same Lipper category, as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of

economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier
High Yield Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:　　Class A: DHYAX　　Class C: DHYCX　　Class Z: DHMBX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



　　　　　　　6165SA0208

Dreyfus Premier AMT-Free Municipal Bond Fund

SEMIANNUAL REPORT February 29, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier AMT-Free Municipal Bond Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for fixed-income investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the U.S. sub-prime mortgage sector spread to other areas of the global financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the municipal bond market. Particularly hard-hit were lower-rated municipal bonds and those carrying third-party insurance from independent bond insurers.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you continued success and I thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Class A, B, C and Z shares of Dreyfus Premier AMT-Free Municipal Bond Fund produced total returns of –2.57%, –2.81%, –2.94% and –2.45%, respectively.[1,2] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, produced a total return of –0.60% for the same period.[3]

An intensifying credit crisis and economic slowdown triggered a "flight to quality" in which investors turned away from many asset classes, including municipal bonds, often without regard to the underlying credit fundamentals of individual securities. The fund underperformed its benchmark in this unsettled environment, due in part to price dislocations resulting from liquidity concerns, as well as the portfolio's relatively cautious investment posture.

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund also seeks to provide income exempt from the federal alternative minimum tax.

The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus.[4] The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including high yield (or junk) bonds. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but there are no specific requirements with respect to average portfolio maturity.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may

assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Municipal Bonds Suffered in the Credit Crunch

The reporting period began amid a credit crisis originating in the sub-prime mortgage market, where an unexpectedly high number of homeowners defaulted on their loans. This development sent shock-waves throughout the financial markets as investors reassessed their attitudes toward risk.

The sub-prime meltdown produced massive losses among bond insurers. Because many of these companies had written insurance on both mortgage-backed securities and municipal bonds, municipal bond investors responded negatively when insurers came under financial pressure. Even municipal bonds with strong underlying credit characteristics lost value as liquidity conditions become more difficult.

The credit crisis was exacerbated by slower economic growth, as declining housing prices, soaring energy costs and a softer job market put pressure on consumer spending. Aggressive reductions of short-term interest rates by the Federal Reserve Board and a fiscal stimulus package from Congress have not yet forestalled further economic deterioration. Not surprisingly, the economic slowdown led to concerns that states and municipalities may soon face greater fiscal pressures.

A Cautious Investment Posture Supported Fund Returns

While the fund's performance was influenced by the various market and economic factors that depressed municipal bond prices, several strategies helped boost its performance. For example, our longstanding

focus on higher-quality bonds from well-known issuers helped protect the fund from the brunt of weakness among lower-rated and less liquid bonds. The fund also benefited from the sale of certain bonds with long-term maturities, which we considered vulnerable to interest-rate risks. We sold many of those securities to individual investors at what we considered to be attractive prices. We used a portion of the sales proceeds to maintain relatively robust cash levels, putting us in a position to take advantage of unusually high yields on short-term auction rate securities toward the end of the reporting period.

Finding Opportunities in a Distressed Market

As of the reporting period's end, the financial markets have remained unsettled. Therefore, we currently intend to maintain a defensive investment posture, focusing primarily on bonds that, after rigorous research, meet our credit and liquidity criteria. In addition, we have identified fundamentally sound municipal bonds that appear to have been punished too severely during the downturn. We have begun to capitalize on some of these opportunities, particularly among bonds from states where local laws enhance their ability to withstand market weakness.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and, for the tax year ending December 31, 2007, some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect, until such time as it gives shareholders at least 90 days' prior notice, and which Dreyfus has committed to continue until at least January 1, 2009. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[4] *The fund may continue to own investment-grade bonds (at the time of purchase) which are subsequently downgraded to below investment grade.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier AMT-Free Municipal Bond Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.44	$ 5.88	$ 7.10	$ 2.21
Ending value (after expenses)	$974.30	$971.90	$970.60	$975.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.52	$ 6.02	$ 7.27	$ 2.26
Ending value (after expenses)	$1,021.38	$1,018.90	$1,017.65	$1,022.63

† *Expenses are equal to the fund's annualized expense ratio of .70% for Class A, 1.20% for Class B, 1.45% for Class C and .45% for Class Z; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

Long-Term Municipal Investments−95.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−.8%				
Jefferson County Public Building Authority, LR Warrants (Insured; AMBAC)	5.13	4/1/17	2,380,000	2,520,872
Alaska−1.7%				
Alaska Housing Finance Corporation, Mortgage Revenue	5.10	6/1/12	925,000	929,107
Alaska Industrial Development and Export Authority, Revenue (Providence Health and Services)	5.00	10/1/31	5,000,000	4,566,900
Arizona−.8%				
Salt River Project Agricultural Improvement and Power District, COP (Desert Basin Independent Trust) (Insured; MBIA)	5.00	12/1/18	2,700,000	2,761,128
Arkansas−.3%				
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory Project) (Insured; AMBAC)	5.00	12/1/17	1,025,000	1,053,905
California−13.5%				
Beaumont Financing Authority, Local Agency Revenue (Insured; AMBAC)	4.75	9/1/33	7,065,000	6,360,831
California, GO	5.25	4/1/08	400,000 [a]	400,984
California, GO	5.25	10/1/16	295,000	295,546
California, GO (Insured; MBIA)	5.25	9/1/10	105,000 [a]	110,979
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	5,140,000	4,131,789
California, GO (Veterans) (Insured; FSA)	5.45	12/1/24	2,635,000	2,638,452
California Department of Water Resources, Power Supply Revenue (Insured; XLCA)	5.38	5/1/12	7,000,000 [a]	7,650,650

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Public Works Board, LR (Department of Corrections) (Ten Administrative Segregation Housing Units) (Insured; AMBAC)	5.25	3/1/21	1,000,000	1,010,780
California Public Works Board, LR (University of California) (Insured; AMBAC)	5.40	12/1/16	1,000,000	1,021,730
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/20	1,200,000	603,528
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/21	1,520,000	709,293
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/26	2,575,000	852,711
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/27	2,000,000	620,220
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	6,640,000	5,497,123
Los Angeles Housing Authority, MFHR (Collateralized; FNMA)	5.00	8/15/37	3,000,000	2,733,630
Los Angeles Housing Authority, MFHR (Collateralized; FNMA)	5.05	8/15/37	750,000	680,782
Nevada Joint Union High School District, GO (Insured; FSA)	5.00	8/1/22	1,160,000	1,166,345
Placer Union High School District, GO (Insured; FSA)	0.00	8/1/27	4,110,000	1,361,561
Placer Union High School District, GO (Insured; FSA)	0.00	8/1/28	4,000,000	1,249,360
San Juan Unified School District, GO (Insured; MBIA)	5.25	8/1/20	1,425,000	1,450,137
Tustin Unified School District, Special Tax Bonds (Senior Lien Community Facilities District Number 97-1) (Insured; FSA)	0.00	9/1/21	1,615,000	788,475
Walnut Valley Unified School District, GO (Insured; FGIC)	6.50	8/1/19	1,765,000	1,786,939
West Sacramento Redevelopment Agency, Tax Allocation Revenue (West Sacramento Redevelopment Project) (Insured; MBIA)	4.75	9/1/16	1,000,000	1,006,970

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado–3.6%				
Black Hawk, Device Tax Revenue	5.00	12/1/14	500,000	504,095
Black Hawk, Device Tax Revenue	5.00	12/1/18	600,000	566,292
Colorado Health Facilities Authority, Revenue (Porter Place, Inc. Project) (Collateralized; GMNA)	5.88	1/20/20	1,940,000	1,990,653
Colorado Water Resources and Power Development Authority, Drinking Water Revenue	5.25	9/1/15	1,000,000	1,020,750
Northwest Parkway Public Highway Authority, Senior Revenue (Insured; FSA)	0.00	6/15/11	10,000,000 [a]	3,647,600
Prairie Center Metropolitan District Number 3, Limited Property Tax Supported Primary Improvements Revenue	5.40	12/15/31	4,750,000	3,944,068
Delaware–3.9%				
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	4.90	5/1/11	5,000,000	5,122,350
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	5.20	2/1/19	6,000,000	6,060,720
Delaware Housing Authority, Revenue	5.15	7/1/17	680,000	690,989
Delaware Housing Authority, Revenue	5.40	7/1/24	970,000	1,002,301
Florida–8.8%				
Broward County Educational Facilities Authority, Educational Facilities Revenue (Nova Southeastern University Project) (Insured; Assured Guaranty)	5.00	4/1/36	5,000,000	4,733,000
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program-Florida Universities) (Insured; MBIA)	5.50	10/1/17	2,000,000	2,054,060

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,000,000	988,310
Florida Department of Corrections, COP (Okeechobee Correctional Institution) (Insured; AMBAC)	5.00	3/1/15	1,000,000	1,039,930
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	3,500,000	3,369,695
Florida State University Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue (Insured; AMBAC)	5.00	10/1/18	1,705,000	1,743,686
Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG)	5.00	10/1/22	1,820,000	1,728,545
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	1,000,000	941,130
Orlando, Capital Improvement Special Revenue	4.75	10/1/22	2,875,000	2,818,564
Pace Property Finance Authority Incorporated, Utility System Improvement Revenue (Insured; AMBAC)	5.13	9/1/12	1,055,000	1,077,387
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	2,000,000	2,023,780
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,955,000	1,895,412
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/31	1,000,000	948,420

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) (Insured; FGIC)	5.00	10/1/18	1,765,000	1,778,785
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/19	1,525,000	1,586,534
Georgia—1.0%				
Atlanta, Tax Allocation Revenue (Atlantic Station Project) (Insured; Assured Guaranty)	5.00	12/1/23	1,000,000	974,390
Atlanta, Water and Wastewater Revenue (Insured; FGIC)	5.50	11/1/18	1,200,000	1,284,228
Bulloch County Development Authority, Student Housing LR (Georgia Southern University Project) (Insured; AMBAC)	5.00	8/1/18	970,000	991,757
Idaho—2.0%				
Boise State University, Student Union and Housing System Revenue (Insured; AMBAC)	5.00	4/1/17	515,000	533,921
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	5,000 [a]	5,383
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	2,955,000 [a]	3,183,540
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	40,000	40,429
Caldwell, Parity Lien Sewer Revenue (Insured; FSA)	5.75	9/1/18	2,625,000	2,800,849
Illinois—2.0%				
Huntley, Special Service Area Number Nine Special Tax Bonds (Insured; Assured Guaranty)	5.10	3/1/28	3,500,000	3,380,825

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Finance Authority, Revenue (Sherman Health Systems)	5.50	8/1/37	2,000,000	1,779,560
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured; MBIA)	0.00	10/1/22	1,250,000	540,513
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured; MBIA)	0.00	10/1/25	2,000,000	701,280
Kentucky−.4%				
Barbourville, Educational Facilities First Mortgage Revenue (Union College Energy Conservation Project)	5.25	9/1/26	1,500,000	1,386,315
Louisiana−3.0%				
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; AMBAC)	5.50	5/1/15	705,000	748,393
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; MBIA)	5.25	3/1/17	4,500,000	4,626,135
Orleans Parish School Board, Public School Revenue (Insured; FGIC)	5.20	2/1/14	4,355,000	4,357,918
Maine−1.3%				
Maine Housing Authority (Mortgage Purchase)	5.35	11/15/21	4,290,000	4,329,339
Maryland−4.5%				
Hyattsville, Special Obligation Revenue (University Town Center Project)	5.60	7/1/24	1,500,000	1,331,355
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.95	7/1/23	1,255,000	1,258,087

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue (Single Family Program)	4.75	4/1/13	2,890,000	2,963,319
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/14	1,295,000	1,388,253
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Medical Institutions Utilities Program Issue)	5.00	5/15/37	5,000,000	4,543,950
Maryland Health and Higher Educational Facilities Authority, Revenue (Peninsula Regional Medical Center Issue)	5.00	7/1/36	1,145,000	1,015,329
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue)	5.75	7/1/12	2,000,000 [a]	2,192,660
Massachusetts−1.5%				
Massachusetts Health and Educational Facilities Authority, Revenue (Southcoast Health System Obligated Group Issue) (Insured; MBIA)	8.00	8/15/27	5,000,000 [b]	5,000,000
Michigan−5.4%				
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	1,000,000	1,024,460
Jonesville Community Schools, GO Unlimited Tax (School Bond Loan Fund Guaranteed) (Insured; MBIA)	5.00	5/1/16	685,000	727,306
Jonesville Community Schools, GO Unlimited Tax (School Bond Loan Fund Guaranteed) (Insured; MBIA)	5.00	5/1/17	200,000	209,128
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	1,000,000	1,142,850

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	5.50	7/1/20	1,255,000	1,232,874
Lincoln Consolidated School District, GO Unlimited Tax (School Bond Loan Fund Guaranteed) (Insured; FSA)	5.00	5/1/16	1,155,000	1,225,594
Michigan Hospital Finance Authority, HR (MidMichigan Obligated Group)	5.00	4/15/36	4,000,000	3,540,840
Michigan Public Educational Facilities Authority, LOR (Nataki Talibah Schoolhouse of Detroit Project)	6.50	10/1/30	3,040,000	2,786,616
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/34	3,000,000	2,822,670
Oakland County Economic Development Corporation, Development Revenue (Orchard Lake Schools Project)	5.00	9/1/37	3,500,000	3,111,080
Mississippi—.9%				
Horn Lake, Special Assessment (DeSoto Commons Project) (Insured; AMBAC)	5.00	4/15/16	625,000	645,687
Mississippi Development Bank, Special Obligation Revenue (Covington County Hospital/Nursing Home Project) (Insured; AMBAC)	5.00	7/1/27	1,000,000	919,630
Mississippi Development Bank, Special Obligation Revenue (Waveland, GO Public Improvement Bond Project) (Insured; AMBAC)	5.00	11/1/20	1,315,000	1,326,940
Missouri—1.5%				
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	4.85	12/1/11	375,000	391,054

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri (continued)				
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.25	12/1/16	1,055,000	1,088,676
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.38	12/1/18	1,030,000	1,066,503
Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/25	1,265,000	1,228,366
Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/26	1,325,000	1,282,256
Montana—.7%				
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/20	780,000	789,914
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/23	1,615,000	1,587,109
Nebraska—.7%				
Municipal Energy Agency of Nebraska, Power Supply System Revenue (Insured; AMBAC)	5.25	4/1/16	2,305,000	2,429,770
New Hampshire—.6%				
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.05	7/1/12	760,000	777,358
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.15	7/1/13	1,175,000	1,200,121
New Jersey—1.8%				
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	65,000	74,203

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	185,000	208,626
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	750,000	856,192
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	6,000,000	4,800,240
New York−.5%				
New York State Dormitory Authority, FHA Insured Mortgage HR (The New York and Presbyterian Hospital) (Insured; AMBAC)	4.75	8/1/27	825,000	770,352
Seneca Nation Indians Capital Improvements Authority, Special Obligation Revenue	5.00	12/1/23	1,000,000 c	861,780
North Carolina−.4%				
Onslow County Hospital Authority, FHA Insured Mortgage Revenue (Onslow Memorial Hospital Project) (Insured; MBIA)	5.00	10/1/25	1,250,000	1,162,738
Ohio−4.6%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.88	6/1/47	3,000,000	2,707,380
Elyria City School District, GO Classroom Facilities and School Improvement Bonds (Insured; XLCA)	5.00	12/1/35	7,000,000	6,402,130
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.)	6.50	11/15/12	570,000	596,465
Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement)	4.75	12/1/27	2,000,000	1,908,560
Olmsted Falls City School District, GO School Improvement Bonds (Insured; XLCA)	5.00	12/1/35	1,000,000	945,470
Toledo-Lucas County Port Authority, Development Revenue (Toledo School for the Arts Project)	5.50	5/15/28	2,750,000	2,522,218

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma−.6%				
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) (Insured; AMBAC)	5.13	12/1/10	785,000 [a]	836,386
Tulsa Industrial Authority, Student Housing Revenue (The University of Tulsa)	5.25	10/1/26	1,135,000	1,113,821
Oregon−.4%				
Oregon Bond Bank, Revenue (Economic Community Development Department) (Insured; MBIA)	5.50	1/1/14	590,000	602,838
Oregon Facilities Authority, Revenue (University of Portland Projects)	4.75	4/1/25	860,000	786,410
Pennsylvania−9.5%				
Chester County Industrial Development Authority, Revenue (Avon Grove Charter School Project)	6.38	12/15/37	2,000,000	1,800,660
Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	4,000,000	4,255,920
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office Center Project)	6.00	1/1/25	2,000,000	1,693,080
Harrisburg Authority, Office and Parking Revenue	5.75	5/1/08	370,000	372,079
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/17	2,750,000	1,709,180
Lancaster Parking Authority, Guaranteed Parking Revenue (Insured; AMBAC)	5.00	12/1/32	2,580,000	2,429,715
Montour School District, GO (Insured; FSA)	5.00	4/1/32	5,700,000	5,476,104
Northeastern York School District, GO (Insured; FGIC)	5.00	4/1/32	1,000,000	947,690
Pennsylvania Higher Educational Facilities Authority, Revenue (Edinboro University Foundation Student Housing Project at Edinboro University of Pennsylvania)	5.88	7/1/38	1,500,000	1,350,840

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	5,000,000	4,800,600
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	1,410,000	1,428,316
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	730,000 [a]	810,935
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	270,000	288,614
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,210,000	1,186,030
Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	2,500,000	2,506,500
South Carolina–2.0%				
Anderson, Water and Sewer System Revenue (Insured; MBIA)	5.00	7/1/17	765,000	793,068
Columbia, Parking Facilities Revenue (Insured; CIFG)	5.00	2/1/37	5,000,000	4,639,850
Pickens County School District, GO (School District Enhance Program)	5.00	5/1/12	1,135,000	1,158,949
Tennessee–.3%				
Sullivan County Industrial Board, Revenue (Collateralized; GNMA)	6.35	7/20/27	1,000,000	1,005,200
Texas–14.1%				
Austin, Utility System Revenue (Insured; FSA)	5.13	11/15/16	955,000	956,662

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Austin Convention Enterprises, Inc., Convention Center Hotel First Tier Revenue	6.60	1/1/11	2,500,000 [a]	2,722,750
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/15	1,580,000	1,532,963
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/24	2,750,000	2,463,725
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	1,000,000	863,290
Barbers Hill Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; AMBAC)	5.00	2/15/23	540,000	515,241
Coastal Water Authority, Water Conveyance System Revenue (Insured; AMBAC)	6.25	12/15/17	2,170,000	2,175,924
Corpus Christi, Combination Tax and Municipal Hotel Occupancy Tax Revenue, Certificates of Obligation (Insured; FSA)	5.50	9/1/18	1,955,000	2,080,198
Corpus Christi, Utility System Revenue (Insured; FSA)	5.00	7/15/21	1,000,000	1,010,710
Del Mar College District, Limited Tax Bonds (Insured; FGIC)	5.25	8/15/17	1,295,000	1,375,510
Denton, GO (Insured; CIFG)	5.00	2/15/22	450,000	442,890
Denton Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/23	135,000	55,107
El Paso Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	8/15/20	415,000	420,698
Fort Worth, General Purpose Bonds	5.00	3/1/20	700,000	710,927

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Frenship Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	470,000	230,305
Galveston County, Combination Tax and Revenue Certificates of Obligation (Insured; AMBAC)	5.25	2/1/18	1,000,000	1,036,280
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	550,000 [a]	589,055
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	300,000 [a]	321,480
Houston, Water and Sewer System Revenue (Insured; FSA)	5.00	12/1/18	1,145,000	1,179,533
Houston, Water and Sewer System Revenue (Insured; FSA)	0.00	12/1/19	750,000	412,537
Houston, Water and Sewer System Revenue (Insured; FSA)	0.00	12/1/19	2,000,000	1,129,500
Lake Worth Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/23	1,435,000	612,702
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	1,000,000	990,130
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	740,000	741,125
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/29	1,000,000	948,320
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/30	4,000,000	1,001,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/31	9,110,000	2,145,223
Little Elm Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/22	1,285,000	559,695
Lubbock Health Facilities Development Corporation, Revenue (Sears Plains Retirement Corporation Project) (Collateralized; GNMA)	5.50	1/20/21	995,000	1,018,940
Lubbock Housing Finance Corporation, MFHR (Las Colinas, Quail Creek and Parkridge Place Apartments Projects)	6.00	7/1/22	1,175,000	1,015,599
McKinney, Tax and Limited Pledge Waterworks and Sewer System Revenue, Certificates of Obligation (Insured; AMBAC)	5.00	8/15/26	1,300,000	1,267,851
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/20	1,000,000	511,070
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.50	8/15/20	1,100,000	1,149,599
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/27	1,000,000	305,210
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/28	4,675,000	1,338,733

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	2,000,000	971,420
Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/22	1,750,000	800,660
Montgomery Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/25	2,065,000	2,037,081
North Harris Montgomery Community College District, Limited Tax GO Building Bonds (Insured; FGIC)	5.38	2/15/17	145,000	153,684
Pearland Economic Development Corporation, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	1,035,000	998,578
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/25	780,000	687,079
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/26	25,000	21,793
San Antonio	5.00	2/1/16	120,000	120,194
San Antonio, Electric and Gas Revenue	5.50	2/1/20	255,000	278,937
Schertz-Cibolo Universal City Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/1/32	5,545,000	1,225,722
Sharyland Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/17	1,130,000	1,182,545

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Texas National Research Laboratory Commission Financing Corporation, LR (Superconducting Super Collider Project)	6.95	12/1/12	535,000	589,089
Wylie Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/24	3,500,000	1,320,095
Vermont−.1%				
Vermont Municipal Bond Bank, Revenue (Insured; MBIA)	5.00	12/1/17	270,000	279,890
Virginia−1.3%				
Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center)	5.25	6/1/19	1,120,000	1,165,214
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue (Collateralized; GNMA)	5.88	7/20/16	1,825,000	1,845,476
Middle River Regional Jail Authority, Jail Facility Revenue (Insured; MBIA)	5.00	5/15/19	1,200,000	1,213,152
Washington−.7%				
Washington Economic Development Finance Authority, EDR (Benaroya Research Institute at Virginia Mason Project)	4.00	6/1/24	2,645,000	2,199,529
West Virginia−.3%				
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) (Insured; FGIC)	5.00	4/1/21	1,000,000	1,000,990
Wisconsin−.3%				
Milwaukee Housing Authority, MFHR (Veterans Housing Projects) (Collateralized; FNMA)	5.10	7/1/22	1,000,000	1,009,220
Total Long-Term Municipal Investments (cost $327,657,099)				**313,893,082**

Short-Term Municipal Investments–1.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts–1.1%				
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	8.00	3/1/08	3,700,000 d	3,700,000
Michigan–.3%				
Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	8.50	3/1/08	1,000,000 d	1,000,000
Total Short-Term Municipal Investments (cost $4,700,000)				**4,700,000**
Total Investments (cost $332,357,099)			**97.2%**	**318,593,082**
Cash and Receivables (Net)			**2.8%**	**9,187,406**
Net Assets			**100.0%**	**327,780,488**

^a *These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

^b *Variable rate security—interest rate subject to periodic change.*

^c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, this security amounted to $861,780 or .3% of net assets.*

^d *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	64.0
AA		Aa		AA	12.0
A		A		A	9.2
BBB		Baa		BBB	6.8
BB		Ba		BB	2.7
F1		MIG1/P1		SP1/A1	1.5
Not Rated [e]		Not Rated [e]		Not Rated [e]	3.8
					100.0

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	332,357,099	318,593,082
Receivable for investment securities sold		5,860,538
Interest receivable		4,236,592
Receivable for shares of Common Stock subscribed		141,846
Prepaid expenses		42,636
		328,874,694
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		133,172
Cash overdraft due to Custodian		577,327
Payable for shares of Common Stock redeemed		337,221
Accrued expenses		46,486
		1,094,206
Net Assets ($)		**327,780,488**
Composition of Net Assets ($):		
Paid-in capital		343,898,272
Accumulated undistributed investment income–net		5,736
Accumulated net realized gain (loss) on investments		(2,359,503)
Accumulated net unrealized appreciation (depreciation) on investments		(13,764,017)
Net Assets ($)		**327,780,488**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	68,930,231	2,780,254	7,789,136	248,280,867
Shares Outstanding	5,351,218	215,738	604,787	19,266,009
Net Asset Value Per Share ($)	**12.88**	**12.89**	**12.88**	**12.89**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**8,561,921**
Expenses:	
Management fee–Note 3(a)	1,051,117
Shareholder servicing costs–Note 3(c)	233,405
Registration fees	37,564
Distribution fees–Note 3(b)	37,363
Professional fees	28,247
Custodian fees–Note 3(c)	20,361
Directors' fees and expenses–Note 3(d)	12,987
Prospectus and shareholders' reports	10,040
Loan commitment fees–Note 2	2,318
Interest expense–Note 2	1,776
Miscellaneous	25,307
Total Expenses	**1,460,485**
Less–reduction in management fee due to undertaking–Note 3(a)	(520,833)
Less–reduction in fees due to earnings credits–Note 1(b)	(8,592)
Net Expenses	**931,060**
Investment Income–Net	**7,630,861**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	528,620
Net unrealized appreciation (depreciation) on investments	(16,283,362)
Net Realized and Unrealized Gain (Loss) on Investments	**(15,754,742)**
Net (Decrease) in Net Assets Resulting from Operations	**(8,123,881)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Operations ($):		
Investment income–net	7,630,861	11,524,258
Net realized gain (loss) on investments	528,620	(192,026)
Net unrealized appreciation (depreciation) on investments	(16,283,362)	(3,993,776)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(8,123,881)**	**7,338,456**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,564,648)	(1,459,167)
Class B shares	(54,408)	(68,891)
Class C shares	(137,266)	(118,271)
Class Z shares	(5,868,803)	(9,848,853)
Total Dividends	**(7,625,125)**	**(11,495,182)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	12,021,891	24,924,153
Class B shares	244,893	161,682
Class C shares	1,096,187	1,429,639
Class Z shares	3,763,469	7,926,127
Net assets received in connection with reorganization–Note 1	–	160,929,132
Dividends reinvested:		
Class A shares	1,126,070	1,002,621
Class B shares	28,879	37,305
Class C shares	53,155	40,828
Class Z shares	4,082,159	6,747,383
Cost of shares redeemed:		
Class A shares	(15,607,862)	(15,691,293)
Class B shares	(622,599)	(1,124,627)
Class C shares	(524,814)	(861,915)
Class Z shares	(16,036,773)	(25,044,679)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(10,375,345)**	**160,476,356**
Total Increase (Decrease) in Net Assets	**(26,124,351)**	**156,319,630**
Net Assets ($):		
Beginning of Period	353,904,839	197,585,209
End of Period	**327,780,488**	**353,904,839**
Undistributed investment income–net	5,736	–

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	882,621	1,818,008
Shares issued in connection with reorganization–Note 1	–	4,491,764
Shares issued for dividends reinvested	83,353	73,247
Shares redeemed	(1,144,520)	(1,140,827)
Net Increase (Decrease) in Shares Outstanding	**(178,546)**	**5,242,192**
Class B[a]		
Shares sold	17,996	11,866
Shares issued in connection with reorganization–Note 1	–	265,313
Shares issued for dividends reinvested	2,138	2,721
Shares redeemed	(45,657)	(82,119)
Net Increase (Decrease) in Shares Outstanding	**(25,523)**	**197,781**
Class C		
Shares sold	80,536	104,445
Shares issued in connection with reorganization–Note 1	–	470,127
Shares issued for dividends reinvested	3,936	2,988
Shares redeemed	(38,738)	(62,727)
Net Increase (Decrease) in Shares Outstanding	**45,734**	**514,833**
Class Z		
Shares sold	274,926	570,445
Shares issued in connection with reorganization–Note 1	–	6,698,718
Shares issued for dividends reinvested	302,126	490,233
Shares redeemed	(1,178,334)	(1,821,392)
Net Increase (Decrease) in Shares Outstanding	**(601,282)**	**5,938,004**

[a] *During the period ended February 29, 2008, 22,402 Class B shares representing $306,298 were automatically converted to 22,406 Class A shares and during the period ended August 31, 2007, 17,526 Class B shares representing $240,291 were automatically converted to 17,528 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2008 (Unaudited)	2007	2006	2005	2004	2003 [a]
Per Share Data ($):						
Net asset value, beginning of period	13.50	13.81	13.97	13.85	13.45	13.75
Investment Operations:						
Investment income−net [b]	.29	.55	.55	.54	.56	.15
Net realized and unrealized gain (loss) on investments	(.63)	(.30)	(.16)	.14	.40	(.20)
Total from Investment Operations	(.34)	.25	.39	.68	.96	(.05)
Distributions:						
Dividends from investment income−net	(.28)	(.56)	(.55)	(.55)	(.56)	(.25)
Dividends from net realized gain on investments	−	−	−	(.01)	(.00) [c]	−
Total Distributions	(.28)	(.56)	(.55)	(.56)	(.56)	(.25)
Net asset value, end of period	12.88	13.50	13.81	13.97	13.85	13.45
Total Return (%) [d]	(2.57) [e]	1.79	2.92	5.01	7.27	(.42) [e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.97 [f]	.99	1.01	.99	.96	1.10 [f]
Ratio of net expenses to average net assets	.70 [f]	.69	.69	.69	.70	.70 [f]
Ratio of net investment income to average net assets	4.19 [f]	4.05	4.03	3.92	4.09	4.03 [f]
Portfolio Turnover Rate	19.83 [e]	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	68,930	74,676	3,970	3,574	795	1,251

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount repressents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	13.51	13.81	13.98	13.85	13.44	13.75
Investment Operations:						
Investment income−net[b]	.25	.49	.48	.48	.49	.20
Net realized and unrealized gain (loss) on investments	(.62)	(.30)	(.16)	.14	.41	(.29)
Total from Investment Operations	(.37)	.19	.32	.62	.90	(.09)
Distributions:						
Dividends from investment income−net	(.25)	(.49)	(.49)	(.48)	(.49)	(.22)
Dividends from net realized gain on investments	−	−	−	(.01)	(00)[c]	−
Total Distributions	(.25)	(.49)	(.49)	(.49)	(.49)	(.22)
Net asset value, end of period	12.89	13.51	13.81	13.98	13.85	13.44
Total Return (%)[d]	(2.81)[e]	1.36	2.34	4.57	6.85	(.65)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.54[f]	1.57	1.56	1.54	1.58	2.28[f]
Ratio of net expenses to average net assets	1.20[f]	1.19	1.19	1.19	1.19	1.20[f]
Ratio of net investment income to average net assets	3.69[f]	3.57	3.55	3.46	3.56	4.87[f]
Portfolio Turnover Rate	19.83[e]	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	2,780	3,260	600	544	374	31

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	13.50	13.81	13.98	13.85	13.44	13.75
Investment Operations:						
Investment income—net[b]	.23	.44	.46	.44	.45	.16
Net realized and unrealized gain (loss) on investments	(.62)	(.30)	(.18)	.14	.42	(.27)
Total from Investment Operations	(.39)	.14	.28	.58	.87	(.11)
Distributions:						
Dividends from investment income—net	(.23)	(.45)	(.45)	(.44)	(.46)	(.20)
Dividends from net realized gain on investments	–	–	–	(.01)	(.00)[c]	–
Total Distributions	(.23)	(.45)	(.45)	(.45)	(.46)	(.20)
Net asset value, end of period	12.88	13.50	13.81	13.98	13.85	13.44
Total Return (%)[d]	(2.94)[e]	1.02	2.08	4.30	6.58	(.80)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.73[f]	1.74	1.76	1.74	1.82	2.14[f]
Ratio of net expenses to average net assets	1.45[f]	1.44	1.44	1.44	1.44	1.45[f]
Ratio of net investment income to average net assets	3.44[f]	3.32	3.29	3.20	3.24	3.57[f]
Portfolio Turnover Rate	19.83[e]	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	7,789	7,549	611	539	433	23

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

Class Z Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	13.51	13.81	13.98	13.86	13.44	13.66
Investment Operations:						
Investment income–net[b]	.30	.59	.59	.58	.60	.64
Net realized and unrealized gain (loss) on investments	(.62)	(.30)	(.17)	.13	.42	(.23)
Total from Investment Operations	(.32)	.29	.42	.71	1.02	.41
Distributions:						
Dividends from investment income–net	(.30)	(.59)	(.59)	(.58)	(.60)	(.63)
Dividends from net realized gain on investments	–	–	–	(.01)	(.00)[c]	–
Total Distributions	(.30)	(.59)	(.59)	(.59)	(.60)	(.63)
Net asset value, end of period	12.89	13.51	13.81	13.98	13.86	13.44
Total Return (%)	(2.45)[d]	2.11	3.11	5.28	7.73	3.10
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.76[e]	.76	.77	.75	.75	.74
Ratio of net expenses to average net assets	.45[e]	.44	.44	.44	.45	.45
Ratio of net investment income to average net assets	4.44[e]	4.31	4.30	4.21	4.37	4.62
Portfolio Turnover Rate	19.83[d]	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	248,281	268,420	192,404	207,034	215,510	231,453

[a] *The fund commenced offering four classes of shares on March 31, 2003. The existing shares redesignated Class Z.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

34

NOTE 1—Significant Accounting Policies:

Dreyfus Premier AMT-Free Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On January 1, 2008, the fund's name was changed from "Dreyfus Premier Select Municipal Bond Fund" to "Dreyfus Premier AMT-Free Municipal Bond Fund".

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between

the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of the close of business on March 20, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Select Intermediate Municipal Bond Fund ("Premier Select Intermediate") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C and Class Z shares of Premier Select Intermediate received Class A, Class B, Class C and Class Z shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Premier Select Intermediate at the time of the exchange. The net asset value of the fund's shares on the close of business March 20, 2007, after the reorganization was $13.89 for Class A, $13.90 for Class B, $13.89 for Class C and $13.90 for Class Z shares, and a total of 1,170,358 Class A shares, 121,213 Class B shares, 343,004 Class C shares and 6,698,718 Class Z shares, representing net assets of $115,816,396 (including $2,991,757 net unrealized appreciation on investments) were issued to Premier Select Intermediate's shareholders in the exchange. The exchange was a tax-free event to Premier Select Intermediate shareholders.

As of the close of business on March 13, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier State Municipal Bond Fund, Texas Series ("Premier State Texas") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B and Class C shares of Premier State Texas received Class A, Class B and Class C shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in

Premier State Texas at the time of the exchange. The net asset value of the fund's shares on the close of business March 13, 2007, after the reorganization was $13.91 for Class A, $13.91 for Class B and $13.90 for Class C, and a total of 3,321,406 Class A shares, 144,100 Class B shares and 127,123 Class C shares, representing net assets of $49,963,115 (including $1,858,622 net unrealized appreciation on investments) were issued to Premier State Texas shareholders in the exchange. The exchange was a tax-free event to Premier State Texas shareholders.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of munici-

pal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the

extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $2,561,989 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2007. If not applied, $454,783 of the carryover expires in fiscal 2008, $746,743 expires in fiscal 2009, $1,278,066 expires in fiscal 2010, $74,950 expires in fiscal 2012 and $7,447 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: tax exempt income $11,495,182. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings.

The average daily amount of borrowing outstanding under the line of credit during the period end February 29, 2008 was approximately $41,400, with a related weighted average annualized interest rate of 4.29%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, (as applicable to Class A, Class B and Class C shares), taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $520,833 during the period ended February 29, 2008.

During the period ended February 29, 2008, the Distributor retained $966 from commissions earned on sales of the fund's Class A shares, and $39 from CDSC on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended February 29, 2008, Class B and Class C shares were charged $7,370 and $29,993, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended February 29, 2008, Class Z shares were charged $68,179 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2008, Class A, Class B and Class C shares were charged $93,518, $3,685 and $9,998 respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing per-

sonnel and facilities to perform transfer agency services for the portfolio. During the period ended February 29, 2008, the fund was charged $33,539 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended February 29, 2008, the fund was charged $2,657 pursuant to the cash management agreement.

The fund compensates The Bank of New York, under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2008, the fund was charged $20,361 pursuant to the custody agreement.

During the period ended February 29, 2008 the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $164,326, Rule 12b-1 distribution plan fees $6,012, shareholder services plan fees $16,771, custodian fees $7,888, transfer per account fees $11,636 and chief compliance officer fees $4,419, which are offset against an expense reimbursement currently in effect in the amount of $77,880.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $67,528,496, and $73,839,122, respectively.

At February 29, 2008, accumulated net unrealized depreciation on investments was $13,764,017, consisting of $3,210,154 gross unrealized appreciation and $16,974,171 gross unrealized depreciation.

At February 29,2008, the cost of investments for federal income tax purpose was substantially the same as the cost for federal reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and

expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended September 30, 2007, as well as comparisons of total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and the fund's actual management fee and total expense ratio (based on Class A shares) were lower than the respective Expense Group and Expense Universe medians.

With respect to the fund's performance, because the fund's Class A shares have only four years of performance history, the Board also reviewed performance results for the fund's Class Z shares, which is the fund's oldest share class. The Board noted that the total returns for the fund's Class Z shares were higher than the Performance Group and Performance Universe medians for each reported time period up to 10

years. The Board noted that while Class A shares performance was somewhat lower than the Class Z shares performance, it was higher than the Performance Group median in three of the four time periods, and higher than the Performance Universe median in each of the four reported time periods. On a yield performance basis, the Board noted that the 1-year yield performance for Class Z shares for the past 10 annual periods was at or higher than the Performance Group median for 9 of the 10 past annual periods and higher than the Performance Universe median for each of the 10 past annual periods. The Board also noted that the 1-year yield performance for Class A shares for the past four annual periods was at, or slightly lower than, the Performance Group medians and higher than the Performance Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previ-

ously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier
AMT-Free Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DMUAX Class B: DMUBX Class C: DMUCX
Class Z: DRMBX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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